UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer, SNC sign A-29 Super Tucano purchase agreement

•	A-29 purchase marks a new sales agreement in support of growing demand for Light Attack and ISR aircraft.
•	This sale is being made in advance of a pending Foreign Military Sales case.

National Harbor, Md., United States (Sept. 23, 2025) - Embraer (NYSE: ERJ/ B3: EMBR3), a global leader in the aerospace industry, and SNC, a worldwide leader in aerospace and national security, today at the Air & Space Forces Association (AFA) Air, Space & Cyber Conference announced that the companies have entered into an agreement for the sale of one A-29 Super Tucano aircraft to SNC. The sale is being made in advance of a pending Foreign Military Sales (FMS) case.

SNC’s early investment in this aircraft allows the companies’ foreign partner to immediately begin pilot training upon anticipated contract award. It also reduces time to Initial Operational Capability (IOC) by as much as a year. The aircraft will be manufactured at the Embraer defense production line located in Jacksonville, Florida. Over the course of a decade, SNC and Embraer have worked to deliver nearly 50 of the multi-mission combat aircraft to air forces around the globe.

“It is with great satisfaction that we see the A-29 made in the United States continuing its successful history. The Super Tucano offers unmatched light attack and multi-mission capabilities that are both effective and affordable to meet U.S. and Allied Force’s needs. At the same time, we are confident that our relationship with SNC, which extends for more than 10 years, will continue to expand given that an increased number of FMS customers are seeing a growing need for this sort of capability,” said Frederico Lemos, Chief Commercial Officer of Embraer Defense & Security.

“SNC is well known for investing early and often in programs we believe in to expedite progress and performance on behalf of the warfighter,” said SNC Senior Vice President of Strategy and Technology Ray Fitzgerald. “By proactively pursuing this aircraft we are happy to provide faster IOC and increased training time for the pilots who will soon fly this aircraft. We’ve long known the benefits of the A-29 Super Tucano and with increasing FMS demand worldwide, we’re proud to continue offering this outstanding aircraft to the US and its allies and we look forward to continuing our longstanding relationship with Embraer.”

The A-29 Super Tucano is a versatile and powerful turboprop aircraft known for its rugged and durable design, which allows it to perform operations from unimproved runways and at forward operating bases in austere environments and rugged terrain. It is the global leader in its class with more than 600,000 flight hours.

The A-29 Super Tucano fulfills a wide range of missions such as advanced pilot training, close air support (CAS), air patrol, air interdiction, JTAC training, armed intelligence Surveillance and reconnaissance (ISR), border surveillance, and air escort. Because of this unmatched combination of capabilities and operational flexibility, combined with its economical life cycle cost, the Super Tucano has been selected by 22 air forces around the world. Most recently, the companies delivered three A-29 Super Tucano aircraft for the Combat Aviation Advisor (CAA) mission for U.S. Air Force Special Operations Command (AFSOC).

The A-29 Super Tucano is the most effective multi-mission aircraft in its category, equipped with state-of-the-art technology for precise target identification, weapons systems and a comprehensive communications suite. Its capability is further enhanced by advanced human-machine interface (HMI) avionics systems integrated into a robust airframe capable of operating without infrastructure. Furthermore, the aircraft has reduced maintenance requirements and offers a high level of reliability, availability, and structural integrity with low life cycle costs.

Images may be downloaded here.

About Embraer Defense & Security

Embraer Defense & Security assembles the A-29 Super Tucano in Jacksonville, FL for American and Foreign Military Sales (FMS) customers. Embraer also provides spare parts, services & support for the A-29 FMS fleet.

In addition to the A-29 Super Tucano light attack and advanced trainer and the multi-mission KC-390 Millennium military airlifter and air-to-air refueler, Embraer Defense & Security provides a full line of integrated solutions and applications such as Command-and-Control Centers (C4I), ISR (Intelligence, Surveillance & Reconnaissance), ground and space systems. With a growing presence on the global market, Embraer Defense & Security products and solutions are present in more than 60 countries.

About SNC

SNC is a trusted global leader in aerospace and national security. Its innovative solutions enable connected protection through command, control and communications systems, as well as ISR, cyber, electromagnetic spectrum management, and other high capabilities for national security systems across all domains – sea, land, air, space and cyber. As a longstanding leader in defense technology, SNC is at the optimum intersection of commercial, defense and non-traditional contractors. SNC is one of the only privately owned mid-tier A&D contractors and pride themselves on their ability to invest early and often to ensure mission success on or ahead of schedule. It’s part of its mission to always stay one step ahead; working on solutions today to solve the problems of tomorrow. Founded in 1963, SNC is owned by Chairwoman Eren Ozmen and CEO Fatih Ozmen.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2025

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations